Exhibit 4.14

September 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Subject:    Las Vegas Sands Corp. S-1

        In accordance with paragraph (b)(4)(iii) of Item 601 of Regulation S-K, Las Vegas Sands Corp. (the "Corporation") has not filed with the Securities and Exchange Commission (the "SEC") copies of certain instruments with respect to long-term debt of the Corporation, Las Vegas Sands, Inc. and/or the subsidiaries of Las Vegas Sands, Inc., the total amount of debt authorized under each of which does not exceed 10% of the aggregate assets of the Corporation and Las Vegas Sands, Inc. and the subsidiaries of Las Vegas Sands, Inc. on a consolidated basis. The Corporation hereby agrees to furnish to the SEC, upon request, a copy of each instrument which defines the rights of holders of such long-term debt.

Very truly yours, LAS VEGAS SANDS CORP.
By:	/s/ HARRY D. MILTENBERGER Harry D. Miltenberger Vice President—Finance and Secretary